Investment Managers Series Trust III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 18, 2024

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust III (the “Registrant”) on behalf of the FPA Global Equity ETF

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Daniel Greenspan of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 5, 2024, regarding Post-Effective Amendment No. 109 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on November 7, 2023, relating to the FPA Global Equity ETF (the “Fund”), a newly-created series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment filing that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

The Registrant notes that effective January 10, 2024 the Registrant’s name has changed from FPA Funds Trust to Investment Managers Series Trust III. The Post-Effective Amendment filing will reflect the Trust’s new name.

GENERAL

1.	Please confirm that the Funds’ Prospectus and Statement of Additional Information (“SAI”) will not be used to offer shares to investors until after the reorganization is completed.

Response: The Registrant so confirms.

2.	Please confirm in your written response that the comments given on the Registration Statement will be made to the Registration Statement on Form N-14, as applicable.

Response: The Registrant so confirms.

3.	Please confirm in your written response how the documents will be updated in the Post-Effective Amendment filing to reflect the transaction contemplated by the Registrant’s Registration Statement on Form N-14.

Response: For purposes of the Post-Effective Amendment filing which will occur prior to the completion of the reorganization contemplated by the Registrant’s Registration Statement on Form N-14, the Registrant will indicate the anticipated reorganization date in the Fund’s Prospectus and SAI.

Following the reorganization, the Registrant will file a definitive version of the Fund’s Prospectus and SAI pursuant to Rule 497 under the Securities Act of 1933, as amended, to reflect the date that the reorganization occurred.

SUMMARY SECTION

Investment Objective

4.	The Fund’s investment objective is to seek long-term growth of principal and income. Please add disclosure regarding how the Fund’s investment strategy is designed to achieve income, including the advisor’s selection criteria.

Response: The Registrant has revised its principal investment strategy disclosure as follows:

The equity securities held by the Fund may include common and preferred stocks , and depositary receipts (including those paying dividends).

The Advisor manages the Fund’s portfolio according to its Contrarian Value Equity Strategy, which seeks to invest in companies that currently appear out of favor or are undervalued by the stock market, including those mired in bad news according to media headlines, but have a favorable outlook for long-term total return (growth of principal and income) in the Advisor’s estimation over five to ten years. The Advisor conducts deep research into the underlying financial condition and prospects of individual companies, including potential future earnings, cash flow, and dividends to shareholders.

Fees and Expenses

5.	Please provide the Fund’s completed fee table and example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fee table and example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.70%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.24%
Total Annual Fund Operating Expenses	0.94%
Fee Waiver and Expense Reimbursement[2]	(0.45)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.49%

[1]	“Other Expenses” are estimated for the current fiscal year. Actual expenses may differ from estimates.

[2]	The Fund’s investment advisor has contractually agreed to limit Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the advisor))), to 0.49% of the Fund’s average daily net assets until January 31, 2026. The advisor may recoup any operating expenses in excess of these limits from the Fund within three years if such recoupment can be achieved within the lesser of the foregoing expense limits and the expense limits in place at the time of recoupment. In addition, the advisor may seek reimbursement from the Fund of fees waived or payments made by the advisor to the Predecessor Fund (defined below) prior to the Predecessor Fund’s reorganization for a period ending three years after the date of the waiver or payment if such recoupment can be achieved within the lesser of the foregoing expense limited and the expense limits in place at the time of the recoupment. This agreement may only be terminated before its expiration date by the Board of Trustees of Investment Managers Series Trust III.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The Example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$50	$207	$430	$1,070

Principal Investment Strategies

6.	In the third paragraph it states “[i]n seeking a ‘substantial discount,’ the Advisor looks for genuine bargains by seeking securities it believes have a compelling economic risk/reward proposition on an absolute basis.” Please define or explain the term “absolute basis.”

Response: The Registrant has revised its principal investment strategy disclosure as follows:

In seeking a “substantial discount,” the Advisor looks for genuine bargains by seeking securities it believes have a compelling economic risk/reward proposition on an absolute basis rather than relative to companies in the same industry, or a comparative index or benchmark.

Principal Risks

7.	Under “Emerging Markets Securities Risk,” please add a definition of emerging markets similar to the disclosure contained in the Fund’s SAI under “Emerging Markets.”

Response: The Registrant has revised the disclosure as follows:

Emerging Market Securities Risk. The Fund may invest in companies organized or doing substantial business in emerging market countries or developing countries as defined by the World Bank, International Financial Corporation, or the Morgan Stanley Capital International (MSCI) emerging market indices or other comparable indices. Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Emerging market economies may be based on only a few industries and security issuers may be more susceptible to economic weakness and more likely to default. Emerging market securities also tend to be less liquid. There may also be less reliable or publicly-available information about emerging markets due to non-uniform regulatory, auditing or financial recordkeeping standards, which could cause errors in the implementation of the Fund’s investment strategy. The Fund’s performance may depend on issues other than those that affect U.S. companies and may be adversely affected by different rights and remedies associated with emerging market investments, or the lack thereof, compared to those associated with U.S. companies.

8.	Under “ETF Structure Risk,” please add a discussion regarding that there could be differences between the value of the Fund’s shares and the value of the Fund’s underlying portfolio due to a closure in a foreign market when the market for the Fund’s shares is open.

Response: The Registrant has added the following bullet point under “ETF Structure Risk”:

•	Market Price Could Vary From NAV Due to Foreign Holdings. The Fund may hold shares of non-U.S. securities traded in local markets that close at a different time than the Exchange. To the extent underlying securities held by the Fund trade on foreign exchanges that are closed when the Exchange is open, there may be deviations between the current price of an underlying security and the last quoted price for the underlying security on the closed foreign market. This could lead to differences between the market price of the Fund’s shares and the underlying value of the Fund shares. These differences can be magnified during times of significant market activity.

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

9.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

10.	The last sentence of the first paragraph under “Principal Investment Strategies” states “[u]nder normal circumstances, the Fund expects to invest at least 40% of its total assets in securities of non-U.S. issuers (i.e., if the issuer is headquartered outside the United States, if at least 50% of its assets are outside the United States, or if at least 50% of its gross income is from non-U.S. sources).” Please clarify that at least 40% of the Fund’s total assets will be invested in the equity securities of non-U.S. issuers.

Response: The Registrant has revised the disclosure as follows:

Under normal circumstances, the Fund expects to invest at least 40% of its total assets in the equity securities of non-U.S. issuers (i.e., if the issuer is headquartered outside the United States, if at least 50% of its assets are outside the United States, or if at least 50% of its gross income is from non-U.S. sources).

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

11.	Under “Investment Restrictions” please add “or group of industries” to the Fund’s concentration policy per section 8(b)(1) of the Investment company Act of 1940, as amended (the “1940 Act”), and Item 16 of Form N-1A.

Response: The Registrant believes the industry concentration policy as set forth in the Fund’s SAI is appropriate. The Fund does not have a policy to concentrate its investment in a particular industry or group of industries; rather, the Fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the Fund will not concentrate its investment in “any one industry.” With respect to “group of industries,” the Registrant believes Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1) of Form N-1A, and Item 16(c)(iv) of Form N-1A, provide that a fund must disclose its policy with respect to actively concentrating investments in a particular industry or group of industries. The Registrant believes it is not possible for a non-concentrated fund to state it will not concentrate in a “group of industries,” as there will, in almost all cases, be a “group of industries” that, when aggregated, represent more than 25% of a non-concentrated fund’s assets. As a result, the Registrant believes the Fund’s current policy is appropriate.

12.	In the discussion of the procedures for the creation and redemption of Creation Units, please add disclosure that if creations or redemptions are made primarily in cash, the Fund could incur certain costs, such as brokerage costs.

Response: The Registrant notes the “Fund Deposit” discussion currently includes the following disclosure:

When accepting purchases of Creation Units for cash, the Fund may incur additional costs associated with the acquisition of Deposit Securities that would otherwise be provided by an in-kind purchaser. These additional costs may be recoverable from the purchaser of Creation Units.

The Registrant has added the following disclosure to the end of the “Redemption” discussion:

When redeeming Creation Units for cash, the Fund may incur additional costs associated with the disposition of Deposit Securities that would otherwise be provided to an in-kind redeemer. These additional costs may be recoverable from the redeemer of Creation Units.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary